FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July, 2007

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F	X	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )

Yes	No	X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )

N/A

Huaneng Power International, Inc.

West Wing, Building C, Tianyin Mansion

No. 2C Fuxingmennan Street

Xicheng District

Beijing, 100031 PRC

This Form 6-K consists of:

The announcement regarding the increase of power generation in the first half year of 2007 of Huaneng Power International, Inc. (the “Registrant”), made by the Registrant in English on July 11, 2007.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

By /s/ Huang Jian

Name:	Huang Jian
Title:	Company Secretary

Date:	July 12, 2007

Press Release

(a Sino-foreign joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 902)

OVERSEAS REGULATORY ANNOUNCEMENT

Power Generation Increases 13.92% in the first half year of 2007

This announcement is made pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Huaneng Power International, Inc. (the “Company”) announced its power generation in the first half year of 2007.

Based on the Company’s preliminary statistics, for the first half year up to 30th June 2007, the Company’s total power generation based on a consolidated basis amounted to 80.618 billion kWh, an increase of 13.92% (excluding the power generation of Sichuan Hydropower) over the same period last year. The power generation of Taicang Power Plant, Xindian Power Plant, Huaiyin Power Plant and Luohuang Power Plant increased significantly as compared to the same period last year.

The increase in power generation of the Company’s power plants was mainly attributable to the following reasons:

1.	The Company has increased its sales effort and adopted effective sales and marketing strategies, thereby facilitating a relatively rapid growth of the Company’s generation.

2.

The power demand increased as a result of the continued economic growth in the regions where the Company’s power plants are located, thereby providing favorable market conditions for more power generation by the Company’s power plants.

3.

The newly operated generating units at Yuhuan Power Plant, Luohuang Power Plant, Huaiyin Power Plant and Xindian Power Plant have increased the overall power generation capacity of the Company and contributed to the growth of the Company’s power generation.

The power generation of each of the Company’s power plants in the first half year of 2007 was listed below (in billion kWh):

Dalian	5.173
Fuzhou	3.570
Nantong	3.843
Shangan	3.434
Shanghai Shidongkou Second	3.582
Shantou Coal-fired	3.178
Dandong	2.477
Nanjing	1.826
Dezhou	6.122
Jining	1.366
Weihai	1.961
Shanghai Shidongkou First	3.486
Yuhuan	5.145
Taicang	5.097
Huaiyin	4.048
Yushe	2.893
Qinbei	3.540
Xindian	2.367
Yingkou	2.429
Jinggangshan	1.631
Yueyang	3.114
Luohuang	5.389
Pingliang	4.065
Changxing	0.789
Shanghai Combined Cycle	0.093

By Order of the Board Huang Jian Company Secretary

As at the date of this announcement, the directors of the Company are:

Li Xiaopeng
(Executive Director)
Huang Yongda
(Non-executive Director)
Na Xizhi
(Executive Director)
Huang Long
(Non-executive Director)
Wu Dawei
(Non-executive Director)
Shan Qunying
(Non-executive Director)
Ding Shida
(Non-executive Director)
Xu Zujian
(Non-executive Director)
Liu Shuyuan
(Non-executive Director)

Qian Zhongwei
(Independent non-executive director)
Xia Donglin
(Independent non-executive director)
Liu Jipeng
(Independent non-executive director)
Wu Yusheng
(Independent non-executive director)
Yu Ning
(Independent non-executive director)

Beijing, the PRC

11th July 2007